Schedule 13G

SEC 1745 (02-02)Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response. . . 11.0

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____2_____)*


Liberate Technologies
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

530129105
(CUSIP Number)

February 13, 2003
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
      [   ]Rule 13d-1(b)
      [ X ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.
530129105


1.Names of Reporting Persons.
CCM Master Fund, Ltd.*

I.R.S. Identification Nos. of above persons (entities only).
98-0363044

2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b) X

3.SEC Use Only

4.Citizenship or Place of Organization
Cayman Islands


			5.Sole Voting Power
				0
Number of
Shares
Beneficially	6.Shared Voting Power
Owned by			15,744,521 common shares
Each Reporting
Person With		7.Sole Dispositive Power
      			0

			8.Shared Dispositive Power
				15,744,521 common shares

9.Aggregate Amount Beneficially Owned by Each Reporting Person
15,744,521 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
15.2%

12.Type of Reporting Person (See Instructions)
IV

CUSIP No.
530129105

1.Names of Reporting Persons.
Coghill Capital Management, L.L.C.+*

I.R.S. Identification Nos. of above persons (entities only).
36-4191886

2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b) X

3.SEC Use Only

4.Citizenship or Place of Organization
Delaware


			5.Sole Voting Power
				0
Number of
Shares
Beneficially	6.Shared Voting Power
Owned by			15,744,521
Each Reporting
Person With		7.Sole Dispositive Power
      			0

			8.Shared Dispositive Power
				15,744,521

9.Aggregate Amount Beneficially Owned by Each Reporting Person
15,744,521 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
15.2%

12.Type of Reporting Person (See Instructions)
OO

CUSIP No.
530129105

1.Names of Reporting Persons.
Coghill	Clint		   D.+*

I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b) X

3.SEC Use Only

4.Citizenship or Place of Organization
United States of America


			5.Sole Voting Power
				0

Number of
Shares
Beneficially	6.Shared Voting Power
Owned by			15,744,521
Each Reporting
Person With		7.Sole Dispositive Power
      			0

			8.Shared Dispositive Power
				15,744,521

9.Aggregate Amount Beneficially Owned by Each Reporting Person
15,744,521 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
15.2%

12.Type of Reporting Person (See Instructions
IN

CUSIP No.
530129105

1.Names of Reporting Persons.
Coghill	Grant		   R.*

I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b) X

3.SEC Use Only

4.Citizenship or Place of Organization
United States of America


			5.Sole Voting Power
				13,600

Number of
Shares
Beneficially	6.Shared Voting Power
Owned by			0
Each Reporting
Person With		7.Sole Dispositive Power
      			13,600

			8.Shared Dispositive Power
				0

9.Aggregate Amount Beneficially Owned by Each Reporting Person
13,600 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
N/A

12.Type of Reporting Person (See Instructions
IN

CUSIP No.
530129105

1.Names of Reporting Persons.
Coghill	Grace		   A.*

I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b) X

3.SEC Use Only

4.Citizenship or Place of Organization
United States of America


			5.Sole Voting Power
				6,500

Number of
Shares
Beneficially	6.Shared Voting Power
Owned by			0
Each Reporting
Person With		7.Sole Dispositive Power
      			6,500

			8.Shared Dispositive Power
				0

9.Aggregate Amount Beneficially Owned by Each Reporting Person
6,500 common shares

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [   ]
Not Applicable

11.Percent of Class Represented by Amount in Row (9)
N/A

12.Type of Reporting Person (See Instructions
IN


This Schedule 13G is being filed to report information about common stock par value $.01 of Liberate Technologies that may be deemed to be beneficially owned by CCM Master Fund, Ltd.; Coghill Capital Management, L.L.C., Clint D. Coghill, Grant R. Coghill and Grace A. Coghill. Mr. Coghill is the managing member of Coghill Capital Management, L.L.C.; an entity which serves as the investment manager of CCM Master Fund, Ltd. Mr. Clint D. Coghill also acts as custodian for family members Grant R. Coghill and Grace A. Coghill. Both Grant R. Coghill and Grace A. Coghill are individuals that have no affiliation with Coghill Capital Management or any investments managed by Coghill Capital Management outside of familial relation to Mr. Clint D. Coghill.

Item 1.
(a)Name of Issuer:
Liberate Technologies, Inc. (LBRT)

(b)Address of Issuer's Principal Executive Offices:
2 Circle Star Way
San Carlos, CA 94070

Item 2.
(a)Name of Person Filing:
CCM Master Fund, Ltd.*
Coghill Capital Management, L.L.C.+*
Coghill	Clint		   D.+*
Coghill	Grant		   R.*
Coghill	Grace		   A.*

(b)Address of Principal Business Office or, if none, Residence:
One North Wacker Drive - Suite 4725
Chicago, IL 60606

(c)Citizenship:
CCM Master Fund, Ltd. - Cayman Islands
Coghill Capital Management, L.L.C. - Delaware
Coghill Clint D. - United States of America
Coghill Grant R. - United States of America
Coghill Grace A. - United States of America

(d)Title of Class of Securities:
Common shares $.01 par value (cusip: 530129105)

(e)CUSIP Number:
530129105

Item 3.If this statement is filed pursuant to S240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
Broker Dealer								[ ]
Bank										[ ]
Insurance Company								[ ]
Investment Company							[ ]
Investment Adviser							[ ]
Employee Benefit Plan, Pension Fund, or Endowment Fund	[ ]
Parent Holding Company/Control Person				[ ]
Savings Association							[ ]
Church Plan									[ ]
Corporation									[ ]
Partnership									[ ]
Individual									[ ]
Other										[ ]

Item 4.Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:
CCM Master Fund, Ltd.:			15,744,521 common shares
Coghill Capital Management, L.L.C.: 15,744,521 common shares
Coghill Clint D.: 			15,744,521 common shares
Coghill Grant R.:				    13,600 common shares
Coghill Grace A.:				     6,500 common shares

(b)Percent of class:
CCM Master Fund, Ltd.:			15.2% of class
Coghill Capital Management, L.L.C.:	15.2% of class
Coghill Clint D.:				15.2% of class
Coghill Grant R.:				n/a
Coghill Grace A.:				n/a

(c)Number of shares as to which the person has:
CCM Master Fund, Ltd. (i)Sole power to vote or to direct the vote:
						0
CCM Master Fund, Ltd. (ii)Shared power to vote or to direct the vote:
						15,744,521
CCM Master Fund, Ltd. (iii)Sole power to dispose or to direct the
			    disposition of:
						0
CCM Master Fund, Ltd. (iv)Shared power to dispose or to direct the
			    disposition of:
						15,744,521
(c)Number of shares as to which the person has:
Coghill Capital Management, L.L.C. (i)Sole power to vote or to direct
     			    the vote:
						0
Coghill Capital Management, L.L.C. (ii)Shared power to vote or to
     			    direct the vote:
						15,744,521
Coghill Capital Management, L.L.C. (iii)Sole power to dispose or to
     			    direct the disposition of:
						0
Coghill Capital Management, L.L.C. (iv)Shared power to dispose or to
     			    direct the disposition of:
						15,744,521
(c)Number of shares as to which the person has:
Coghill Clint D. (i)Sole power to vote or to direct the vote:
						0
Coghill Clint D. (ii)Shared power to vote or to direct the vote:
						15,744,521
Coghill Clint D. (iii)Sole power to dispose or to direct the
     			    disposition of:
						0
Coghill Clint D. (iv)Shared power to dispose or to direct the
     			    disposition of:
						15,744,521

(c)Number of shares as to which the person has:
Coghill Grant R. (i)Sole power to vote or to direct the vote:
						13,600
Coghill Grant R. (ii)Shared power to vote or to direct the vote:
						0
Coghill Grant R. (iii)Sole power to dispose or to direct the
     			    disposition of:
						13,600
Coghill Grant R. (iv)Shared power to dispose or to direct the
     			    disposition of:
						0

(c)Number of shares as to which the person has:
Coghill Grace A. (i)Sole power to vote or to direct the vote:
						6,500
Coghill Grace A. (ii)Shared power to vote or to direct the vote:
						0
Coghill Grace A. (iii)Sole power to dispose or to direct the
     			    disposition of:
						6,500
Coghill Grace A. (iv)Shared power to dispose or to direct the
     			    disposition of:
						0

Item 5.Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].


Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
	Not Applicable

Item 8.Identification and Classification of Members of the Group.
	Not Applicable

Item 9.Notice of Dissolution of Group.
	Not Applicable

Item 10.Certification

      (b)The following certification shall be included if the statement is filed pursuant to S240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanation of Responses:
*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_____/s/ Clint D. Coghill+*_____  	_________February 20, 2003__________
   Clint D. Coghill+*	 				Date
Signature of Reporting Person

Coghill Capital Management, L.L.C.+*
__By:/s/ Clint D. Coghill+*_____  	_________February 20, 2003__________
   Clint D. Coghill+*					Date
   Managing Member

CCM Master Fund, Ltd.*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
   Clint D. Coghill	 				Date
	   Director

Grant R. Coghill*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
Clint D. Coghill as Custodian for Grant R. Coghill	Date
	   Family Member

Grace A. Coghill*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
Clint D. Coghill as Custodian for Grace A. Coghill	Date
	   Family Member


Exhibit A
				AGREEMENT
The undersigned agree that this Schedule 13G dated February 20, 2002 relating to the Common Stock, par value $.01 of Liberate Technologies
(LBRT) shall be filed on behalf of the undersigned.

_____/s/ Clint D. Coghill+*_____  	_________February 20, 2003__________
   Clint D. Coghill+*	 				Date
Signature of Reporting Person

Coghill Capital Management, L.L.C.+*
__By:/s/ Clint D. Coghill+*_____  	_________February 20, 2003__________
   Clint D. Coghill+*					Date
   Managing Member

CCM Master Fund, Ltd.*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
   Clint D. Coghill	 				Date
	   Director

Grant R. Coghill*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
Clint D. Coghill as Custodian for Grant R. Coghill	Date
	   Family Member

Grace A. Coghill*
__By:/s/ Clint D. Coghill_______  	_________February 20, 2003__________
Clint D. Coghill as Custodian for Grace A. Coghill	Date
	   Family Member